__________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

_______________________
Borderfree, Inc.
(Name of Subject Company)

______________________________________________________________________________
Borderfree, Inc.
(Names of Persons Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_______________________

09970L100
(CUSIP Number of Class of Securities)

_______________________
Michael A. DeSimone
Chief Executive Officer
Borderfree, Inc.
292 Madison Avenue, 5th Floor
New York, New York 10017
(212) 299-3500

With copies to:
Joseph C. Theis, Jr.
James A. Matarese
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
(617) 570-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
________________________

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
______________________________________________________________________________

On May 5, 2015, Michael A. DeSimone, Chief Executive Officer of Borderfree, Inc.
(“Borderfree”), provided the following communication to Borderfree employees:

Dear Team -

Today is an important day in the history of our company. A few minutes ago, we announced that Borderfree entered into an agreement to be acquired by Pitney Bowes at a price of $14.00 per share. This $395 million transaction, which is more than double our stock price as of yesterday’s close, is a clear testament to the value you have created through your hard work, creativity, innovation, and deep commitment to each other as team members and colleagues.

Pitney Bowes shares our vision of borderless commerce; and we are excited by the opportunity to join forces and create a significantly larger business that can truly operate at a global scale. The fit between the businesses is both complementary and compelling - the combination of which will deliver both superior quality and value to our expanding roster of customers.

What to Expect in the Coming Weeks

It is important to note that today’s news is a step in the process towards the combination of our two businesses. It is not the final step. The transaction is currently expected to be completed by the end of Q2, though that timing can change based on various legal and regulatory requirements. Until the transaction closes, Borderfree and Pitney Bowes will work together on integration planning for the new combined company, but will continue to operate independently until closing.

I appreciate that this represents a significant change not only for our company, but also for each of you individually. Uncertainty and potential disruption to our day-to-day activities is likely to weigh on each of you differently. It is very important to me that all employees know that I, along with the leadership team, and our new colleagues at Pitney Bowes are working together to do what we believe is in the best interest of all the company’s stakeholders, including our employees.

During this process, I ask that you join me in embracing this change, supporting each other, and keeping your focus on the goals we established for ourselves at the beginning of the year.

Town Hall Meeting in NY Today

We are committed to keeping you informed through this process. As such we invite those of you in the New York office to join us for a Town Hall meeting this afternoon at 4:30 p.m. At that meeting we will be joined by Pitney Bowes executives who will be leading the integration effort from their side. For those of you in other locations, we will be setting follow up discussions over video that will be held at various times in the coming week.

We will be releasing a “Q & A” about the transaction on Borderfree Central after the town hall. And, as always, please reach out to a member of the leadership team or human resources if there is something on your mind you’d like to discuss. While we will do our best to answer questions as they come up, please recognize that it is still very early in the process, and at this point we simply may not have answers for many of the questions that will be on your mind.

In the coming days and weeks, our management team will be focused on ensuring our stakeholders, including customers, employees, and partners understand what the combination of Borderfree and Pitney Bowes’ global ecommerce businesses will mean to them.

Each of you should be extremely proud of the remarkable business we have built over the past eight years. Thank you for bringing your energy, commitment, and creativity to work with you every day.

I look forward to talking with you more about this milestone for our business at the Town Hall, and in the coming days.

Sincerely,
Mike

Note: Remember, should you get calls from the media, investors or anyone else seeking information about this matter, please direct all inquiries to:

Media Relations                            Investor Relations
Jennifer Raezer                            Denise Garcia
jennifer@borderfree.com                        ICR
investors@borderfree.com

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Borderfree or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Pitney Bowes and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Borderfree. The offer to purchase shares of Borderfree common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pitney Bowes and BrickBreaker Acquisition Corp., a subsidiary of Pitney Bowes, and the Solicitation/Recommendation Statement will be filed with the SEC by Borderfree. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Borderfree’s filings with the SEC may be obtained free of charge at the “Investors” section of Borderfree’s website at www.borderfree.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Borderfree has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding planned completion of the Offer and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Borderfree stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors, customers and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; Borderfree’s ability to manage its business and operations, fluctuations in exchange rates of foreign currencies that reduce cross-border trade; Borderfree’s efforts to attract new customers or delays in the customer implementation process; the expected revenues to be generated by Borderfree’s existing or future customers; Borderfree’s quarterly operating results; possible failure to realize the anticipated benefits of business acquisitions or strategic investments; protection of Borderfree’s intellectual property; and other risks and uncertainties discussed in Borderfree’s filings with the SEC, including the “Risk Factors” sections of Borderfree’s most recent annual report on Form 10-K, as well as the tender offer documents to be filed by Pitney Bowes and BrickBreaker Acquisition Corp., a subsidiary of Pitney Bowes, and the Solicitation/Recommendation Statement to be filed by Borderfree. Borderfree undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.